Finance of America Companies Inc.
5830 Granite Parkway,
Suite 400,
Plano, Texas 75024

August 9, 2024

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Notice of Disclosure Filed in the Quarterly Report on Form 10-Q Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

To Whom it May Concern:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Finance of America Companies Inc. has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, which was filed with the U.S. Securities and Exchange Commission on August 9, 2024.

Respectfully submitted,
Finance of America Companies Inc.
By: /s/ Lauren E. Richmond
Name: Lauren E. Richmond
Title: Chief Legal Officer and General Counsel